

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 15, 2007

Mr. Thomas Kaetzer, Chief Executive Officer
Baseline Oil & Gas Corp.
11811 N. Freeway (I-45), Suite 200
Houston, Texas 77060

   Re: **Baseline Oil & Gas Corp.**
       Post-effective amendment to Form SB-2
       Filed August 8, 2007
       File No. 333-134978

Dear Mr. Kaetzer:

   We have reviewed the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed August 8, 2007

General

1. During the August 15 teleconference between the staff and your counsel, we were advised that none of the securities relating to the November 2005 financing had been sold pursuant to the registration statement declared effective on August 20, 2006. We note, however, that the number of securities offered by Gilford Securities, Inc, an investor in the November 2005 financing, as represented in the post-effective amendment filed August 8, 2008, decreased from the number represented in the pre-effective amendment filed on October 6, 2006. The decrease suggests that securities relating to the November 2005 financing might have been sold between the filing of the pre-effective amendment and the filing of the post-effective amendment. Please reconcile your counsel's representations with the decrease in the number of securities.

2. We note that you have post-effectively amended the registration statement to remove all the securities relating to the November 2005 financing. The removal of the securities suggests that you no longer expect that the November 2005 investors will sell securities pursuant to the registration statement. Please expand the explanatory note to explicitly state that the post-effective amendment has been filed to deregister the securities relating to the November 2005 financing. Refer to Item 512(a)(3) of Regulation S-B. Also explain the reasons for deregistering the securities.

3. We note that, in connection with the November 2005 financing, you granted piggy back rights to some investors. Please discuss the impact of deregistering the securities relating to the November 2005 financing, as it concerns investors that may assert their piggy back rights.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry

Mr. Thomas Kaetzer
Baseline Oil & Gas Corp.
August 15, 2007
Page 4